Exhibit 99.2

MANAGEMENT DISCUSSION AND ANALYSIS

For the three months ended December 31, 2025 and 2024

As at February 17, 2026

DISCLAIMER

The following Management’s Discussion & Analysis (“MD&A”) of the financial condition and results of the operations of SOL Strategies Inc. (the “Company” or “SOL Strategies”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the three months ended December 31, 2025 and 2024. All information in this MD&A is given as of the three months ended December 31, 2025 and 2024, unless otherwise indicated. All dollar figures are stated in Canadian dollars, unless otherwise indicated.

This MD&A has been prepared in compliance with the requirements of Form 51-102F1, in accordance with National Instrument 51-102 – Continuous Disclosure Obligations. This MD&A should be read in conjunction with the interim unaudited condensed financial statements for the three months ended December 31, 2025, and 2024 together with the notes thereto. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results for the three months ended December 31, 2025 (the “Quarter”) are not necessarily indicative of the results that may be expected for any future period.

For the purposes of preparing this MD&A, management considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value in the common shares of SOL Strategies’ (“Common Shares”); or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. Management evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

The words “we,” “our,” “us,” “Company” and “SOL Strategies” refer to SOL Strategies, Inc. together with its management and/or employees of the Company (as the context may require).

These documents, along with additional information about SOL Strategies, are available under the Company’s profile at www.sedar.com.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans,” “expects,” “is expected,” “budget,” “scheduled,” “estimates,” “continues,” “forecasts,” “projects,” “predicts,” “intends,” “anticipates” or “believes,” or variations of, or the negatives of, such words and phrases, or state that certain actions, events or results “may,” “could,” “would,” “should,” “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement. These forward-looking statements may include, but are not limited to, statements relating to:

-	Our expectations regarding our revenue, expenses, operations, and future operational and financial performance;
-	Our cash flows;
-	Popularity, adoption, and rate of adoption of cryptocurrencies;
-	The rise of Solana’s increasing market share in the asset tokenization market;
-	Our future growth plans and acquisition strategies;
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Our ability to stay in compliance with laws and regulations or the interpretation or application thereof that currently apply or may become applicable to our business both in Canada, the United States (the “U.S.”) and internationally;

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Our expectations with respect to the application of laws and regulations and the interpretation or enforcement thereof and our ability to continue to carry on our business as presently conducted or proposed to be conducted;

-	The reliability, stability, performance and scalability of our infrastructure and technology;
-	Our ability to attract new customers and maintain existing customers;
-	Our ability to attract and retain personnel;
-	Our expectations with respect to advancement in our technologies;
-	Our competitive position and our expectations regarding competition; and
-	Regulatory developments and the regulatory environments in which we operate.

Forward-looking statements are based on certain assumptions and analysis made by us in light of our experience and perception of historical trends, current conditions and expected future developments and other factors we believe are appropriate. Forward-looking statements are also subject to risks and uncertainties which include:

-	Decline in the cryptocurrency market or general economic conditions;
-	Regulatory uncertainty and risk, including changes in laws or the interpretation or application or enforcement thereof and the obtaining of regulatory approvals;
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We are subject to an extensive and highly evolving and uncertain regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations, or regulatory interpretation of such laws and regulations, could adversely affect our brand, reputation, business, operating results, and financial condition;

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In connection with such laws and regulations or regulatory interpretation thereof, a particular crypto asset’s or product offering’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty and if we are unable to properly characterize a crypto asset or product offering, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, and our business, operating results, and financial condition may be adversely affected;

-	Risks related to managing our growth;
-	Our dependence on customer growth;
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The future development and growth of crypto is subject to a variety of factors that are difficult to predict and evaluate. If crypto does not grow as we expect, our business, operating results, and financial condition could be adversely affected;

-	Regulatory risk, including changes in laws or the interpretation or application thereof and the obtaining of regulatory approvals;
-	Technology and infrastructure risks;
-	Cybersecurity risks;
-	Fluctuations in quarterly operating results;
-	Competition in our industry and markets;
-	Our reliance on key personnel;
-	Our reliance on third party service providers;
-	Exchange rate fluctuations;
-	Risks related to terrorism, geopolitical crisis, or widespread outbreak of an illness or other health issue; and
-	Risks associated with acquisitions and the integration of the acquired businesses;

Inherent in forward-looking statements are risks, uncertainties, and other factors beyond SOL Strategies’ ability to predict or control. Readers are cautioned that the above does not contain an exhaustive list of the factors or assumptions that may affect the forward-looking statements and that the assumptions underlying such statements may prove to be incorrect. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results, performance, or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. Moreover, we operate in a competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the future events and trends discussed in this document may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. Readers are cautioned that past performance is not indicative of future performance and current trends in the business and demand for crypto assets may not continue and readers should not put undue reliance on past performance and current trends. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.

DESCRIPTION OF BUSINESS

SOL Strategies, Inc. is a publicly listed company incorporated in Canada under the legislation of the Province of Ontario. The registered office of the Company is located at 217 Queen St W #401, Toronto, ON M5V 0R2. Since February 4, 2019, the Company’s Common Shares have traded on the Canadian Securities Exchange ("CSE") under the symbol "HODL."

In July 2024, the Company pivoted its strategy to focus on the Solana blockchain ecosystem, leveraging its high-performance infrastructure and scalability. This strategic shift included becoming the first public company to focus on Solana (“SOL”) as a core balance sheet asset and operating high-performance validators on the Solana network1. The Company's mission is to not only grow the Solana on its balance sheet but to operate secure validators that leverage Solana's speed, throughput, and ecosystem to deliver long-term value for both users and investors. The Company is committed to developing technologies and operating verticals within the Solana Economy and also optimizing staking efficiency and accessibility, further strengthening Solana’s position as a leading blockchain for institutional and enterprise applications. The Company rebranded from Cypherpunk Holdings, Inc. to SOL Strategies, Inc. on September 9, 2024.

The year ending September 30, 2025, represented the first full year that SOL Strategies, Inc. (“SOL Strategies” or the “Company”) operated under its new strategy, acquiring three validators during the year to bring its total to four, and expanding its Solana holdings through its fund-raising efforts. The Company is one of the largest Solana validator businesses2 which allows the Company to grow its Solana treasury at a faster pace and lower cost than competitors. The Company operates four proprietary validators on the Solana network and generates revenue through validator commission fees and staking rewards on its SOL treasury holdings. Further, the Company operates several white-label validators on behalf of partner customers, through which it earns a percentage of the transaction fees. Building on our conviction that decentralized technologies will power the next generation of financial infrastructure, we executed across multiple fronts—validator expansion, strategic acquisitions, product development, capital markets innovation, and institutional alignment. The results are not only financial in nature; they signal a maturing business that is now firmly positioned at the intersection of blockchain innovation and institutional-grade infrastructure3.

For the quarter ending December 31, 2025, the Company executed an upsized $30 million LIFE offering, acquired additional SOL tokens, including discounted locked SOL from the Solana Foundation, and expanded on its staking business. Through continued growth of Assets under Delegation of its four proprietary validators and its white-label validators as well as through the announcement of an agreement to serve as the sole staking provider to the VanEck Solana ETF. The Company ended the quarter with over 520,000 SOL & SOL Equivalents4 in its treasury, over 3.3 million SOL (valued at over $550 million at quarter-end) in Assets under Delegation and serving more than 26,000 unique wallets5.

FINANCIAL & OPERATIONAL EXECUTION:

Since adopting our Solana-focused strategy in 2024, the Company has continued to execute on its mission to build blockchain infrastructure. As of December 31, 2025:

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Model validation through Solana Mobile & VanEck: The Solana Mobile validator, the official validator of the Solana Mobile Seeker mobile phone which received over 150,000 pre-orders, continued to see significant growth, attracting over 20,000 unique wallets by quarter-end. During the quarter the Company also announced an agreement to serve as the sole staking provider to the VanEck Solana ETF in a significant validation of its institutional focus, compliance and reporting framework.

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Strategic Financing Foundation:  During the three months ended December 31, 2025, the Company completed a private placement of units for gross proceeds of CAD$30,003,000 pursuant to the listed issuer financing exemption under Part 5A of National Instrument 45-106 – Prospectus Offerings (the “LIFE Offering”), led by Canaccord Genuity Corporation. The Company also  announced an agreement to repay the remaining $9.2 million unsecured credit facility with its former Chairman, Antanas Guoga (see Subsequent Events) to be funded in part by a secured facility with Kamino Finance.. Additionally, since the end of the last quarter, the Company filed a preliminary base shelf prospectus with the OSC with a maximum offering size of USD$150 million. Together, all these initiatives provide flexible, institutional-grade financing to support continued growth.

1.https://www.jito.network/stakenet/steward/

2.https://solanabeach.io/validators (Laine + SOL Strategies + Orangefin + Cogent validators) = 48th largest out of 1000+ validators as at 13 February 2026

3.SOL Strategies holds ISO 27001, SOC 2 Type 1 & Type 2, and SOC 1 Type 1 & Type 2 certifications.

4.OL & SOL Equivalents includes spot Solana tokens, staked Solana tokens and staked Solana tokens (Liquid Staking Tokens)

5.Unique wallets mean distinct wallets that are staking to one of our staking services and are akin to unique customers, however we cannot guarantee that two unique wallets are not owned by the same person or entity

•	SOL Treasury Growth: The Company’s Solana (SOL) holdings increased from 139,726 SOL as of December 31, 2024, to 461,759 SOL and 53,911 JitoSOL as of December 31, 2025.
•	SOL Acquired: During the quarter, the Company purchased 88,433 SOL for total consideration of $21.4 million reflecting an average price of approximately CAD$242 per token
•	Staking Rewards: The Company earned 7,301 SOL in staking reward at an average price of $223 per token
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Validator Rewards: Through its core validator operations, the Company earned 2,486 SOL validator rewards at an average price of $220 per token (Note: Excludes validator rewards earned in other cryptocurrencies and validator income earned in fiat)

KEY GROWTH PILLARS

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Capital-Efficient Treasury Compounding:  Our Validator commission revenue continues to grow on a SOL basis, accelerating treasury growth organically without the need for additional capital investment. The additional rewards earned through the Company’s validator operations enables the Company to compound treasury holdings at roughly twice the organic rate of other staking only treasury peers. This allows us to grow our SOL per Share on an accelerated basis.

•	Triple Revenue Streams: The Company has three distinct revenue streams.
1)	Staking rewards - We stake our own SOL treasury (earning ~7% annually)
2)

Validator income - The Company operates validators with over 2.6 million SOL delegated to them on December 31, 2025, of which approximately 2.2 million SOL is delegated by third parties. The Company’s validation income is the equivalent of an additional 165,733 SOL added to the treasury, an additional 65% (see Treasury SOL Equivalent of Validator Operations below).

3)

Liquid staking tokens - After the quarter ended, the Company announced the launch of its new liquid staking product, STKESOL, which provides a further revenue stream and growth pillar in the liquid staking market. The Company earns 5% of the staking rewards accrued to the liquid staking protocol, creating a “validator-like” revenue stream without the operational overhead.

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Robust Liquidity Position: As of December 31, 2025, the Company maintains over $92 million in liquidity, reflecting cash and cryptocurrency investments. This financial strength enables the Company to acquire additional SOL for staking, further build out validator infrastructure, and continue investing in technological innovation within the Solana eco-system. Our ability to deploy capital dynamically in response to market conditions ensures we remain agile and opportunistic across cycles. The Company’s expected yield on staked SOL remains competitive, with published rates between 6-8% APY, according to publicly available data from Stakewiz.com.

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Scalable, High-Margin Infrastructure: The Company operates a scalable and efficient validator network with minimal incremental costs. This business model generates reliable recurring revenue and positions the Company as an infrastructure provider within Solana’s expanding ecosystem.

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Technology Innovation: At the core of SOL Strategies’ mission is a commitment to building intelligent, intuitive, and scalable staking tools. From real-time yield calculators to seamless wallet integrations, our proprietary suite of products and open source tools—including the widely used Stakewiz.com platform and our non-custodial staking mobile app—enhance user experience and drive organic growth. The Company continues to invest in next-generation infrastructure that supports institutional and retail participation in the Solana ecosystem.

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Institutional-Grade Security and Compliance:  Maintaining the highest standards in compliance and cybersecurity is central to the Company’s operating philosophy. The Company completed SOC 1 and SOC 2 Type I & II audits, alongside the already existing ISO 27001 certification, reflecting the firm’s proactive approach to meeting institutional expectations. These frameworks are designed to ensure secure, transparent, and reliable operations—critical for gaining and maintaining trust among institutional stakeholders and regulatory bodies alike.

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M&A Pipeline: We are evaluating a selective pipeline of M&A opportunities focused on the infrastructure and technologies vital to the mass adoption of Solana by global financial institutions. Our strategic position and deep-rooted ecosystem relationships grant us access to these high-impact targets, with several opportunities currently moving through various stages of our internal evaluation and diligence process.

As the first publicly traded company in North America solely focused on the Solana blockchain, SOL Strategies is at the intersection of traditional capital markets and decentralized infrastructure. We are not only offering exposure to the Solana ecosystem, but we are also actively operationalizing it. Through our expanding validator network, growing treasury, proprietary software platforms, and institutional partnerships, we provide a differentiated and compliant pathway for investors to participate in the future of digital finance.

The acceleration of institutional interest in digital assets, coupled with macro-level shifts toward programmable, tokenized finance, provides an opportunity for SOL Strategies to facilitate this market transition6. Our infrastructure supports the practical deployment of real-world asset tokenization, next-generation DeFi, and on-chain financial primitives that will power tomorrow’s capital markets.

By combining disciplined execution, forward-looking capital allocation, and close alignment with Solana’s ecosystem growth, we are committed to building institutional grade blockchain infrastructure. Our long-term goal remains unchanged: to create enduring value for our shareholders while helping architect the decentralized financial rails of the future.

VALIDATOR OPERATIONS AND STAKING REVENUE

SOL Strategies earns income through the operation of validator nodes and by staking its own SOL tokens alongside those delegated by third-party participants. These activities constitute the core of our infrastructure revenue model:

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Validator Acquisition and Growth: The Company has acquired and operates multiple high-performance validators. As of December 31, 2025, 2.6 million SOL with a value of CAD$453 million, were staked at the Company’s Validators, of which 380,698 SOL were owned by the Company. This represents an increase of 1.1 million SOL (68%) of SOL delegated to its Validators since December 31, 2024. These Validators are optimized for scalability, high availability, and competitive yields, ensuring operational efficiency and strengthening SOL Strategies’ role in supporting Solana’s network growth.

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Revenue Growth from Staking: As of December 31, 2025, 380,698 of the Company’s SOL holdings were exclusively staked to its own high-performance Validators. This marks a significant increase from the 137,533 SOL staked as of December 31, 2024, reflecting a 177% increase in SOL staked by the Company. The SOL staked to the Company’s validators during the three-months ended December 31, 2025, generated staking income of 2,486 SOL, an annualized staking yield of approximately 6.14% on a SOL-on-SOL basis.

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Validation Revenue: During the three-month period ended December 31, 2025, the Company’s Validators generated income of 2,486 SOL (2024 – 2,008), valued at $545,932. The Validators also had other income of $68,156 and incurred operating expenses of $143,550, resulting in net income of $470,537 for the three-month period.

•	Treasury SOL Equivalent of Validator Operations:
o

Treasury Equivalent: For the three-month period ended December 31, 2025, the Company’s Validators generated income of 2,486 SOL. Based on a 6% annual staking yield the delegated SOL was the equivalent of 165,733 treasury SOL. (Treasury SOL Equivalent = 2,486/.06 x 4. The value of the Treasury SOL Equivalent, based on the Solana closing price at December 31, 2025 is $28.8 million (165,766 SOL x $124.66 USD/SOL x 1.39USD/CAD).

o	Combined Treasury SOL and Treasury SOL Equivalent: The Company’s combined treasury SOL and Treasury SOL equivalent to a total is 627,495 SOL
o

Efficient Capital Deployment: The combined net book value of the Company’s Validator assets at December 31, 2025 was $36.4 million, representing a $7.6million (21%) premium to the $28.8 million notional value of the Treasury SOL Equivalent as of December 31, 2025.

o	Attractive Economics: By operating Validators directly, the Company captures enhanced return on invested capital than buying and holding SOL passively for staking.
o	Validator Income Drivers: Validator income is driven by:
▪	The amount of SOL delegated to the Company’s Validators,
▪	The commissions charged by the Company on its validators,
▪	Activity on the Solana ecosystem, and
▪	The price of SOL.

6.FT: Fund management needs to make digital shift (https://www.ft.com/content/6ff1499c-7606-478d-b814-c9b4d8545708)

The following table presents the Company’s staking and validating business for the three months ended December 31, 2025, and 2024 since its inception in late June 2024:

Three months ending December 31,	2025		2024
		Expressed in		Expressed in
	Expressed	Canadian	Expressed	Canadian
	in Solana	Dollars	in Solana	Dollars
Validator operations
Validator rewards, paid in Solana	2,486	$545,932	2,008	$591,983
Validator rewards received in other cryptocurrencies(1)	—	68,156	—	—
Validator fees, paid in Solana	—	—	(164)	12,697
Validator fees, paid in fiat	—	(143,550)	—	(58,828)
	2,486	470,537	1,844	520,458
Staking rewards (Solana)	7,301	1,631,080	2,597	724,391
Total staking and validating income	9,787	$2,101,617	4,441	$1,244,849

Technical Performance Achievements:

SOL Strategies’ validator business remains a high-margin revenue engine, among the top performers in the sector7 and is continuously optimizing performance. During Q1 FY26, our infrastructure continued to outperform key network benchmarks:

•	100% Uptime: Laine has achieved 100% uptime since the acquisition of its assets in March 2025 , supporting network reliability and consistent rewards generation.
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7.38% Average APY: Orangefin outperformed the network average (7.11%) through performance tuning and infrastructure enhancements, attracting strategic agreements with Ark Invest, Neptune, and DigitalX.

•	Solana Mobile Validator: We launched the first ever mobile app dedicated to Solana native staking on iOS, Android, and Solana Mobile.
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Firedancer Deployment: Early adoption of the Firedancer validator client on two nodes reinforces our commitment to infrastructure innovation and positions us to benefit from future throughput improvements.

These metrics reinforce the strength of validator operations as a recurring revenue stream and a strategic pillar of our Solana-native platform. As institutional interest in staking continues to grow, we are well-positioned to scale both our footprint and rewards-driven revenue model.

PROPRIETARY TECHNOLOGY AND INFRASTRUCTURE INNOVATION

SOL Strategies continues to invest in technology to deliver scalable, performant, and user-centric solutions across the staking and validator landscape:

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Retail Staking App: Launched on Solana’s dApp Store as well as  the Apple App Store and Google Play, the Orangefin mobile app is the first mobile app ever launched dedicated to native staking on Solana.

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Stakewiz.com Analytics Platform: Acquired through the Laine transaction, Stakewiz.com is a widely used data platform within the Solana staking community, providing real-time validator performance metrics, network analytics, and staking education tools.

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Yield Optimization: Leveraging its technical expertise within the Solana ecosystem, SOL Strategies operates a modified version of the Solana validator client on select nodes. This implementation enables enhanced yield performance for delegators, delivering above average returns compared to competing validators—even in cases where commission rates are identical.

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Automation Platform: SOL Strategies has developed a proprietary automation platform that streamlines the management of its Solana validator fleet. This operational efficiency has supported strategic partnerships, including with Pudgy Penguins, and reinforces the Company’s ability to scale securely and reliably. Further details are outlined in a Company-published technical blog post.

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Dune Dashboard: Given that the majority of the Company’s revenue is derived directly from on-chain activity, SOL Strategies developed a public-facing dashboard providing daily, unaudited insights into its blockchain-based revenue. This tool enhances transparency by offering stakeholders near real-time visibility into the key performance metrics that drive the Company’s operational and financial outcomes.

7 Orangefin ranks 3rd in APY (https://www.jito.network/stakenet/steward/)

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White Label Validators: As a trusted validator operator on the Solana network, we now run two white label validators for Pudgy Penguins (PENGU) and Solana Mobile that result in additional revenue for the company. The Solana Mobile validator is the default validator for the new Seeker mobile phone which has received over 150,000 pre-orders, with the validator having over 20,000 unique wallets staking to it at quarter-end.

•	STKESOL: Launch of one of flagship products, STKESOL, which is our own liquid staking token, powered by our own algorithmic delegation strategy that stakes to 75 validators.
•

Financial Reporting: The company built a proprietary data analytics platform that maps all of Solana’s staking rewards into a format that entities like State Street can accept, with VanEck being its first customer.

These tools support our broader strategic goal: to operationalize and democratize participation in decentralized capital markets.

INSTITUTIONAL PARTNERSHIPS

SOL Strategies both added as well as maintained partnerships with the following institutional stakeholders. For the year ended September 30, 2025, we have partnered with the following institutional partners:

VanEck: SOL Strategies and VanEck have entered into a Staking Services Agreement, whereby the Company is the sole staking provider to the VanEck Solana ETF from launch. This partnership signals institutional validation of the Company’s staking services platform while also piloting a novel fixed-rate AUM based fee model.

BitGo: SOL Strategies was selected as a preferred validator for BitGo’s institutional staking platform, providing access to a growing network of high-quality delegators seeking reliable, secure Solana staking infrastructure.

Tetra Trust: As Canada’s first licensed digital asset trust company, Tetra Trust integrated SOL Strategies as an approved staking provider. This enables institutional clients of Tetra to delegate directly to our validators through a trusted custody solution.

Neptune Digital Assets (TSXV: NDA): In February 2025, SOL Strategies entered into a strategic partnership with Neptune Digital, establishing a shared-revenue validator relationship that enhances yield while preserving the decentralization and integrity of the Solana network.

Pudgy Penguins: In a notable expansion of our white-label validator program, we were selected to operate a dedicated validator for Pudgy Penguins, a premier Web3 brand. This collaboration signals the growing crossover between NFT communities and staking infrastructure, and reflects the trust placed in SOL Strategies to support brand-aligned staking experiences.

Ark Invest Digital Asset Fund: On July 28, 2025 SOL Strategies announced that ARK Invest’s Digital Asset Revolutions Fund selected SOL Strategies as its Staking Provider. This is a major milestone for the Company in working with one of the most prestigious ETF asset management companies in the United States.

Solana Mobile: In August, 2025, the Company announced the launch of its white label validator service for Solana Mobile’s Seeker Device, which began shipping on August 4, 2025. Since launch, the service has grown to over 20,000 unique wallets.

Crypto.com: SOL Strategies’ validators are now integrated into crypto.com’s custody solution, allowing institutional clients to stake with the company’s validators.

Netcoins: SOL Strategies’ validators were selected to power Netcoins retail staking product

Together, these partnerships signal a shift in our distribution model toward one that mirrors the institutional reach of traditional prime brokerage services—built on performance, transparency, and trust.

CAPITAL MARKET EXPANSION AND STRATEGIC FINANCING

SOL Strategies undertook multiple capital markets initiatives in Q1 as well as recently to enhance flexibility and position the Company for long-term value creation:

Preliminary Base Shelf Prospectus: The OSC has granted final receipt of a base shelf prospectus with a maximum offering size of USD$150 million.

$25 million Credit Facility: On January 6, 2025, the Company amended its credit facility agreement with Antanas Guoga, the Company's Former Chairman increasing the unsecured, revolving demand credit facility from $10 million to $25 million, to be used exclusively for the purchase of Solana tokens. Subsequently, the Company believed it to be advantageous to convert a portion of this debt and pay down the remainder with cash. This facility was settled and terminated  in February 2026.

$30 million LIFE Offering: At the start of the quarter, on October 1, 2025, the Company announced the completion of a private placement of units of the Company for gross proceeds of CAD$30,003,000 pursuant to the listed issuer financing exemption under Part 5A of National Instrument 45-106 – Prospectus Offerings (the “LIFE Offering”). Each unit consists of one Common Share and one Warrant exercisable at CAD$8.90 for 36 months following closing of the LIFE Offering. The LIFE Offering was marketed by Canaccord Genuity Corporation, acting as agent and sole bookrunner. See also subsequent events below.

Enhanced Investor Relations and Market Liquidity

SOL Strategies achieved higher trading volumes on both the CSE and NASDAQ markets, reflecting growing investor interest. The Company maintained active investor communication through multiple channels. Effective February 25, 2025 SOL Strategies engaged ICR, LLC (“ICR”) to provide certain investor relations services to the Company, including preparations for earnings reports, messaging development and execution, analyst engagement, investor targeting, which may include the distribution of information relating to the Company through digital, email and influencer marketing, development of investor relations infrastructure and best practices, and the provision of market research and intelligence. Additionally, the Company engaged Proconsul Capital, Ltd. to strengthen investor communication and outreach. The Company accelerated its investor outreach throughout 2025 attending and panelling in industry conferences such as Breakpoint in Abu Dhabi as well as multiple bank and broker sponsored events throughout Canada and the USA.

LONG-TERM INCENTIVE PLANS

The Company has a stock option plan (the “Plan”) in place under which it is authorized to grant options to acquire Common Shares of the Company to directors, officers, consultants, and other key employees of the Company. The number of Common Shares subject to options granted under the Plan is limited to 10% in the aggregate of the number of issued and outstanding Common Shares of the Company at the date of the grant of the award. The exercise price of any option granted under the Plan may not be less than the fair market value of the common shares at the time the option is granted, less any permitted discount. Options issued under the Plan may be exercised during a period determined by the Company’s board of directors which cannot exceed ten years. The plan does not require any vesting period, and the Company’s board of directors may specify a vesting period on a grant-by-grant basis.

HIRING

Additions to the SOL Strategies team during the year ended September 30, 2025, include the following:

Max Kaplan, Head of Staking on December 31, 2024 and Chief Technology Officer on January 30, 2025. Mr. Kaplan is the founder of Orangefin Ventures, which was acquired by the Company on December 31, 2024. Prior to founding Orangefin, Max was senior director of Engineering at Kraken.

Doug Harris, Chief Financial Officer. Mr. Harris joined the Company as Chief Financial Officer on a full-time basis on January 1, 2025. Doug joined the Company as a part-time CFO in April 2021. Doug Harris is a Chartered Accountant (CPA, CA) and Chartered Business Valuator (CBV) with over 20 years of experience in finance. His expertise spans corporate finance, accounting, private equity, and M&A, with involvement in over $2 billion worth of transactions.

Andrew McDonald, Director of Operations. Mr. McDonald joined the Company on January 21, 2025. Andrew was previously the Chief Operating Officer of Bitaccess Inc. a Canadian SaaS company serving the Bitcoin ATM industry. Andrew helped to guide Bitaccess through an acquisition and oversaw its growth to be one of the world’s largest Bitcoin ATM software providers.

Michael Hubbard, Chief Strategy Officer: Mr. Hubbard joined SOL Strategies as Chief Strategy Officer on March 17, 2025, through the acquisition of Laine, founded in 2021 by Mr. Hubbard. Michael brings extensive expertise in validator operations, blockchain infrastructure, and decentralized network analytics as the founder of Laine and Stakewiz.com.

LEADERSHIP TRANSITION

On September 22, 2025 Mr. Michael Hubbard was appointed interim Chief Executive Officer replacing Ms. Leah Wald who resigned from the Company’s board of directors on September 22, 2025 and as Chief Executive Officer effective October 1, 2025.

On July 21, 2025 Mr. Tony Guoga resigned as Chairman of the Board and transitioned to the role of Strategic Advisor. Concurrently, Mr. Luis Berruga was named Chairman. Mr. Berruga was appointed as an independent Director on March 3, 2025 bringing over 20 years of expertise and leadership in global ETF markets and traditional finance. Mr. Berruga’s extensive experience in ETFs and asset management is expected to provide critical insights and business development opportunities as SOL Strategies continues its growth trajectory and advances the development of its institutional Solana Staking platform.

This was part of a series of board changes designed to accelerate the Company’s growth strategy, strengthen corporate governance, and enhance its board of directors’ (the “Board”) depth of expertise. The new Board members bring significant industry expertise, deep capital markets experience, and global relationships that are expected to enhance operational execution, expand market reach, and reinforce the Company’s position as a key participant in the Solana ecosystem. The Company welcomes José Manuel Calderón and Michael Hubbard, as new directors.

On January 30, 2025, Mr. Mohammed Adam resigned as director and Chief Investment Officer of the Company due to personal circumstances. The acting Chief Economist assumed his roles and responsibilities.

Solana Staking and Solana Validator Operations Risk

In fiscal 2025, SOL Strategies has acquired three Solana validators and now owns four high-performance validators on the Solana network, three of which are 100% owned by the Company, one 78% owned. The Company also operates two validators for partners in our white label validator program. As a result of those acquisitions, the Company’s validator and Solana staking businesses have developed significantly since the end of the fiscal year ended September 30, 2024, which businesses are subject to their own risk factors, including those described below.

Risks related to validator operations

The Company expects that in fiscal 2026, a significant portion of the revenue generated by the Company will come from the awards realized by managing the Validators and by staking its own assets to such Validators. There is a risk that fewer third-party Solana holders delegate their Solana to SOL Strategies’ Validators, resulting in fewer awards and lower yields to the Company.

Risks related to Staking Operations

The Company operates four validators in the Solana Network, three of which were acquired in fiscal 2025, and as such the Company earns crypto token rewards for processing transactions and securing crypto networks. Additionally, the Company operates two validators on the Sui network. The Company expects to, in large part, stake its crypto token rewards to its Validators. The Company’s decision to stake an individual crypto token depends on a combination of network quality, network liquidity and expected staking compensation, the percentage of which varies from token to token. The compensation percentage is determined by a combination of a network’s natural inflation rate, the transaction fees generated on the network, a token’s price, and the percent of total tokens being staked. As such, the Company’s compensation percentage may fall temporarily due to a short-term decline in transaction volume or an increase in the percent of crypto tokens being staked. The Company has no control over the compensation percentages of the various crypto tokens it chooses to stake, and the compensation percentage may fall below expected levels temporarily or permanently. The compensation percentage is expected to decrease as sector activity increases and more crypto tokens are invested in specific tokens. Staking revenues could decrease to a level that materially and adversely affects the Company’s staking assets and staking strategies, the value of its staking assets and the value of any investment in the Company.

Overall Performance

The Company’s financial performance during the three months ended December 31, 2025, was affected by the volatility in SOL prices during the year and increased competition in the sector. Solana traded at USD$153 per token at the beginning of the year, peaking at USD$295 in the January 2025, with a low of $96 in April 2025,closing out the year at USD$208 with an average price of USD$179 (source:www.coinlore.com). On a fiat basis, this resulted in an unrealized gain of $20.1 million on the Company’s SOL holdings and higher revenue from staking and validator operations in the year; on a SOL basis staking rewards and validator income also increased during the period (see table and commentary above). We note that SOL prices have decreased since September 30, 2025, trading at approximately USD$124 per token as at the date hereof. Reflecting increased competition in the validator sector, at the end of the fiscal year approximately 1.2 million SOL were unstaked from the Company’s validators representing approximately 33% of the SOL delegated to the Company’s validators. The validator business was also impacted by lower activity on the blockchain as the year progressed, compounded by lower profitability as validators increased the APY paid to delegators to increase market share.

The financial highlights for the three months ended December 31, 2025 are as follows:

•	Net loss of $11.8 million (2024 – net income of $3.2 million), including:
-	Staking rewards of $1.6 million (2024 – $0.7 million)
-	Realized loss on cryptocurrencies of $6.0 million (2024 – realized gain of $4.4 million)
-	Amortization expense of $2.4 million (2024 – $0.05 million)
-	Income tax recovery of $nil (2024 – $1.2 million expense)

•	Total comprehensive loss of $65.4 million (2024 – total comprehensive income of $7.8 million)
•	Cryptocurrency holdings of $92.2 million at December 31, 2025 (September 30, 2025 – $126.5 million), including:
-	461,759 SOL with a market value of $80.2 million (September 30, 2025 – 435,159 SOL with a market value of $126.4 million)
-	53,911 JitoSOL with a market value of $11.9 million (September 30, 2025 – nil)
•	Adjusted EBITDA loss of $7.3 million (2024 – $4.9 million), see non-IFRS financial measures below
•	Cash position of $0.2 million (September 30, 2025 – $1.8 million)
•	Intangible assets (SOL validators) of $36.4 million (September 30, 2025 – $38.8 million)
•	Total assets of $132.1 million (September 30, 2025 – $169.6 million)
•	Shareholders’ equity of $79.8 million (September 30, 2025 – $114.8 million)

RESULTS OF OPERATIONS

Year ended September 30,	2025	2024	2023
Total assests	$169,597,003	$28,903,645	$17,054,245
Shareholder’s equity	114,780,653	26,723,624	16,827,769
Net income	(35,035,126)	6,607,664	(6,282,328)
EPS	$(1.74)	$0.35	$(0.04)
Comperhnsive	(20,259,835)	9,345,023	(6,479,174)

Selected Quarterly Information

The selected quarterly information below summarizes the financial information for the last eight quarters.

	Dec-25	Sep-25	Jun-25	Mar-25	Dec-24	Sep-24	Jun-24	Mar-24	Dec-23	Sep-23

	$millions, except per share amounts
Income (loss) before taxes	(11.85)	(35.08)	(8.13)	(5.99)	4.39	7.05	(1.50)	(0.24)	2.64	(2.72)
Tax Recovery (expense)	—	(9.73)	(0.05)	1.16	(1.16)	(1.58)	—	—	—	0.03
Income (loss) for period	(11.85)	(25.26)	(8.18)	(4.83)	3.23	5.46	(1.50)	(0.24)	2.64	(2.69)
Net income (loss) per share (diluted)	$(0.43)	$(1.24)	$(0.40)	$(0.24)	$0.16	$0.41	$(0.08)	$—	$0.02	$(0.24)
Total comprehensive income (loss)	(65.36)	3.52	0.93	(32.54)	7.83	(2.27)	4.95	7.74	6.93	(3.45)
Total assets	132.09	169.60	164.28	124.91	74.63	28.90	28.35	31.34	23.96	17.05
Net book value	79.82	114.78	100.74	84.68	60.20	26.72	27.88	31.17	23.79	16.83

Comparison of the three months ended December 31, 2025 and 2024

Total comprehensive loss of $65.4 million for the three months ended December 31, 2025, compared to total comprehensive income of $7.8 million for the three months ended December 31, 2024, mainly due to:

•	Realized loss on dispositions of cryptocurrencies of $6.0 million in 2025 (2024 – realized gain of $4.4 million)
•	Operating expenses of $7.7 million (2024 – $1.3 million), an increase of $6.4 million, mainly due to the following:

-	Stock-based compensation of $1.3 million (2024 – $0.6 million)
-	Amortization expense of $2.4 million (2024 – $0.05 million), due to amortization of validator intangible assets acquired in fiscal 2025
-	Professional fees of $1.1 million (2024 – $0.3 million), mainly due to higher legal, audit and regulatory costs associated with acquisitions, the NASDAQ listing and convertible debenture financings
-	Interest expense and accretion of $1.2 million (2024 – $0.03 million), due to interest on the credit facility and convertible debentures
•	Provision for income tax recovery of $nil (2024 – $1.2 million expense)
•

Unrealized loss on cryptocurrencies of $53.5 million in 2025 (2024 – unrealized gain of $4.6 million), primarily due to a decline in SOL prices during the quarter from approximately US$210 per SOL at September 30, 2025 to approximately US$126 per SOL at December 31, 2025, compared to a modest increase in SOL prices during the prior year period.

Comparison of the balance sheet as at December 31, 2025, to the balance sheet as at December 31, 2024

Total assets were $132.1 million at December 31, 2025 compared to $74.6 million at December 31, 2024, an increase of $57.5 million, mainly due to:

•	Cryptocurrencies of $92.2 million (2024 – $53.6 million), reflecting the significant expansion of the Company’s SOL treasury; and
•

Intangible assets of $36.4 million (2024 – $34.0), resulting from the acquisition Laine (Stakewiz) validator assets in March 2025 offset by the impairment on intangible assets recognized at the end of fiscal 2025.

•

Prepaid expenses of $1.2 million (2024 - $58,275), an increase of approximately $1.1 million mainly due to directors and officers insurance premiums incurred in connection with the Company's NASDAQ listing.

•	Total liabilities were $52.3 million at December 31, 2025 compared to $14.4 million at December 31, 2024, an increase of $37.8 million, mainly due to:
•	Credit facilities of $14.9 million (2024 – $4.2), primarily related to the unsecured related party credit facility and the Kamino crypto-backed facility; and
•

Convertible debentures of $34.9 million in aggregate (current portion $13.0 million and long-term portion $21.9 million) (2024 – $nil), relating to the ParaFi private placement and ATW convertible note financings.

•	Shareholders’ equity was $79.8 million at December 31, 2025 compared to $26.7 million at December 31, 2024, an increase of $53.1 million, mainly due to:
•

Capital stock of $85.4 million (2024 – $20.1 million), primarily driven by shares issued for validator asset acquisitions, convertible debenture conversions, the LIFE Offering, and the exercise of warrants and options during calendar 2025;

•

Reserves of $87.9 million (2024 – $40.1 million), mainly related to future common share issuances for validator acquisitions, the equity component of convertible debentures, stock-based compensation, and warrants issued;

•	Accumulated other comprehensive loss of $(34.5) million in 2025 (2024 – $7.1 million), reflecting unrealized losses on cryptocurrency holdings during the quarter.

Non-IFRS financial measures

The Company collects and analyzes operating and financial data to evaluate the health of our business, allocate our resources and assess our performance. In addition to net income, total comprehensive income, and other results under IFRS, at this time the Company utilizes Adjusted EBITDA. We believe this non-IFRS financial measures provides useful information to investors and others in understanding and evaluating our financial condition, as well as providing a useful measure for period-to-period comparisons of our business performance. Moreover, non-IFRS financial measurements are key measurements used by our management internally to make operating decisions, including those related to operating expenses, evaluate performance, and perform strategic planning and annual budgeting. However, this non-IFRS measure is presented for supplemental informational purposes only, should not be considered a substitute for or superior to financial information presented in accordance with IFRS and may be different from similarly titled non-IFRS measures used by other companies.

The following presents a reconciliation of net loss, the most directly comparable IFRS measure, to Adjusted EBITDA:

Three months ended December 31,	2025	2024
Adjusted EBITDA
(Loss) income before taxes	$(11,846,638)	$4,388,729
Add back:
Amortization	2,398,343	50,082
Share based compensation	1,276,413	628,796
Non-cash interest expense	1,157,912	32,863
Foreign exchange (gain) loss	(295,914)	(203,483)
Adjusted EBITDA	$(7,309,884)	$4,896,987

Financial and Capital Management

Outstanding Share Data

At December 31, 2025(1)
Common shares outstanding:	28,590,484
Options to purchase common shares:	743,977
Restricted share units	181,714
Warrants:	6,194,842

At February 17, 2026(1)
Common shares outstanding:	31,735,660
Options to purchase common shares:	743,977
Restricted share units	181,714
Warrants:	6,194,842

(1)	Reflects the 1 for 8 share consolidation that occurred on August 5, 2025.

Cash Flow

For the three months ended December 31, 2025, cash and cash equivalents decreased by $1.6 million (2024 – decreased by $0.6 million) due to $5.6 million of cash used in operating activities (2024 – $0.3 million), $26.7 million of net cash provided by financing activities (2024 – $38.1 million), and $22.7 million of cash used in investing activities (2024 – $38.3 million).

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements as of December 31, 2025, and as at the date of this MD&A.

RELATED PARTY DISCLOSURES

The Company’s related parties include its key management personnel, and any entity related to key management personnel that has transactions with the Company. Key management personnel are those persons having the authority and responsibility for planning, directing, and controlling the activities of the Company, directly or indirectly.

During the quarter ended December 31, 2025, the Company paid $59,103 (2024 - $nil) in directors fees to a director (Luis Berruga). At December 31, 2025, there is $nil (2024 - $nil) of accounts payable to this related party. On July 21, 2025, the Company announced on that this individual was appointed as chairman of the board.

During the quarter ended December 31, 2025, the Company paid $52,300 (2024 - $5,000) in directors fees to a director (Rubsun Ho). At December 31, 2025, there is $nil (2025 - $nil) of accounts payable to this related party.

During the quarter ended December 31, 2025, the Company paid $52,300 (2024 - $5,000) in directors fees to a director (Ungad Chadda). At December 31, 2025, there is $nil (2024 - $nil) of accounts payable to this related party.

During the quarter ended December 31, 2025, the Company paid $30,329 (2024 - $nil) in directors fees to a director (Jose Manuel Calderon). At December 31, 2025, there is $nil (2024 - $nil) of accounts payable to this related party.

During the quarter ended December 31, 2025, the Company paid $84,620 (2024 - $36,000) for consulting services provided by the CFO (Doug Harris). At December 31, 2025, there is $nil (2024 - $nil) of accounts payable to this related party.

During the quarter ended December 31, 2025, the Company paid $68,388 (2024 - $nil) for consulting services provided by the CTO (Max Kaplan). At December 31, 2025, there was $nil (2024 - $nil) of accounts payable to this related party. This individual was founder of OrangeFin Ventures, see Intangible Assets (notes 6 and 15) for information on this acquisition.

During the quarter ended December 31, 2025, the Company paid $54,953 (2024 - $18,000) for consulting services provided by the Chief Economist (Jon Matonis). At December 31, 2025, there is $nil (2024 - $nil) of accounts payable to this related party.

During the quarter ended December 31, 2025, the Company paid $92,500 (2024 - $nil) in consulting services to the Chief Operating Officer (Andrew McDonald). At December 31, 2025, there is $nil (2024 - $nil) of accounts payable to this related party (2024 - $nil).

During the quarter ended December 31, 2025, $490,375 (2024 ‑ $343,300) was charged for legal services by a firm (Fasken Martineau DuMoulin LLP (“Fasken”)) where a lawyer at the firm is the corporate secretary of the Company. At December 31, 2025, there is $54,266 of accounts payable to this related party (2024 ‑ $203,284).

Key Management Compensation

Key management includes the related parties noted above. The compensation paid to key management is shown below:

Three months ended December 31,	2025	2024
Salaries and management consulting fees	$468,991	$209,007
Director fees	194,031	10,000
Stock-based compensation	848,718	425,292
	$1,509,517	$644,299

At December 31, 2025, included in accounts payable and accrued liabilities is $107,357 (2024 - $68,426) owed to related parties.

FAIR VALUE

The fair value of the Company's cash and cash equivalents, accounts payable and accrued liabilities are not materially different from the carrying values given the short-term nature.

Recurring fair value measurements (financial and non-financial assets)

(i) Fair value hierarchy

The Company records certain financial instruments or assets on a recurring fair value basis as follows:

Recurring fair value measurements - December 31, 2025	Level 1	Level 2	Level 3
Financial assets and liabilities at fair value through FVTPL
Equity investment	$—	$—	$488,781
Financial liabilities at fair value through FVTPL
Convertible debentures	—	—	13,020,932
Non financial assets at fair value through other comprehensive income
Cryptocurrencies	—	92,193,457	—
	$—	$92,193,457	$13,509,713

Recurring fair value measurements - September 30, 2025	Level 1	Level 2	Level 3
Financial assets and liabilities at fair value through FVTPL
Equity investment	$—	$—	$685,662
Financial liabilities at fair value through FVTPL
Convertible debentures	—	—	14,477,841
Non financial assets at fair value through other comprehensive income
Cryptocurrencies	—	126,529,342	—
	$—	$126,529,342	$15,163,503

The Company defines its fair value hierarchy as follows:

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market (e.g., other public markets) is determined using valuation techniques that maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

The Company exercised significant due diligence and judgement and determined that this presence and availability of this market was the most advantageous market and utilized the pricing available in the market as an estimate of the fair value of the investment. In addition, The Company's cryptocurrencies, convertible loan, and assets held as collateral are classified as Level 2 determined by taking the price from www.coinlore.com as of 24:00 UTC.

Management has concluded that an active market exists for SOL and other crypto assets to which the revaluation model has been applied. This conclusion is based on the availability of quoted prices in accessible markets with sufficient trading volume and liquidity. The Company will continue to evaluate whether active markets exist for these assets at each reporting date and disclose any changes prospectively.

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

(ii) Valuation techniques used to determine fair values:

Specific valuation techniques used to fair value financial instruments, specifically those that are not quoted in an active market. These are development stage companies, as such the Company utilized a market approach:

a)	The use of quoted market prices in active or other public markets
b)	The use of most recent transactions of similar instruments
c)	Discounted cash flow model

(iii) Transfers between levels 2 and 3

There were no transfers between levels 2 and 3 during the three-months ended December 31, 2025 and the year ended September 30, 2025.

(iv) Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in the level 3 fair value measurements (see above for valuation techniques adopted):

			Unobservable
Description	Fair Value		Inputs	Range of Inputs
	December 31,	September 30,	December 31,	December 31,
	2025	2025	2025	2025
Investments	$488,781	$685,662	(a) and (b)	N/A
Convertible debentures	$13,020,932	$14,477,841	(c)	N/A

(vi) Valuation processes

The Investment Committee includes a team that performs the valuations of all items required for financial reporting purposes, including level 3 fair values. This team collaborates with the chief financial officer (“CFO”) at least once every three months which is in-line with the Company's reporting requirements. The main Level 3 inputs derived and evaluated by the Company’s team are the timeline for expected milestones and assessment of the technical matter relating to the technology.

The independent valuators utilized a variety of approaches and assumptions, including but not limited to:

-	Income, comparable market multiples, precedent transactions, and cost approach
-	Forecast revenue, expenses, and profitability
-	Income tax

-	Capex
-	Discount rates
-	Residual value
-	Volatility of underlying asset
-	Risk free rate of interest
-	Value of strategic coin reserves, if any
-	Weighting of various valuation approaches
-	Timing of liquidity date, if any

(vii) Active Market Considerations

In applying the revaluation model to its digital assets, management has determined that an active market exists for (“SOL”) and other crypto assets measured at fair value. An active market is one in which quoted prices are readily and regularly available from an exchange, dealer, broker, or pricing service, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. Management considers trading volumes, liquidity, and the availability of reliable pricing data in reaching its conclusion. The Company will continue to evaluate whether active markets exist for these assets at each reporting date and will disclose any changes prospectively.

The Company performed a sensitivity analysis on the carrying value of its Level 3 assets at December 31, 2025 and noted that a 20% decrease would result in a $2,701,943 decrease in fair value.

FINANCIAL RISK FACTORS

Capital Management

The Company manages and adjusts its capital structure, based on the funds available to the Company, in order to support the investment in cryptocurrencies and blockchain companies. The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of the Company's management to sustain future development of the business. The Company considers capital to be its capital stock, warrant, and stock option components of shareholders' equity.

To effectively manage the Company's capital requirements, the management has in place a planning, budgeting, and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there are sufficient working capital and planned future capital raises to meet its short-term business requirements, taking into account its anticipated cash flow from operations and its holding of cash and short-term investments.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the three-months ended December 31, 2025.

Safeguarding of Cryptocurrency Assets

The Company retains third-party custodians to safeguard its cryptocurrency assets. At December 31, 2025, custody arrangements were as follows:

Coinbase Custody Trust Company, LLC ("Coinbase") - approximately 70% of holdings

-	Location: 200 Park Avenue South, Suite 1208, New York, NY 10003
-	Regulation: NY Department of Financial Services; qualified custodian under § 206(4)-2(d)(6) of the Advisers Act
-	Insurance: Annually renewed commercial crime policy (Coinbase Global Inc. as named insured)
-	Due diligence: SOC 1 and SOC 2 audit reports reviewed; no known security breaches

Fireblocks Inc. ("Fireblocks") – approximately 15% of holdings

-	Location: 2 Penn Plaza, New York, NY 10121
-	Technology: Multi-party computation (MPC) technology

-	Certification: SOC 2 Type II certified
-	Due diligence: SOC 2 Type II audit report reviewed; publicly available insurance information reviewed; no known security breaches

Kamino Finance – approximately 15% of holdings (collateral) - Holdings consist of jitoSOL posted as collateral as described in Note 11

OTC Trading Platforms:

The Company utilizes the following platforms for OTC derivative trading:

Wintermute Asia Pte. Ltd. - Registered with FCA as Cryptoasset firm (UK registered 10882520; Singapore registered 202108542H)

Zerocap - Registered with AUSTRAC as Digital Currency Exchange (Australian registered 100635539) STS Digital Ltd. - Licensed by Bermuda Monetary Authority under Digital Asset Business Act 2018 (Bermuda, 2 Reid Street, Hamilton HM 11)

None of these platforms are related to the Company. The Company is not aware of any operational issues that would adversely affect its audited financial statements.

Risk Disclosures

Exposure to credit, interest rate, cryptocurrency, and currency related risks arises in the normal course of the Company’s business.

Credit Risk

Credit risk is the risk that a counterparty to a financial instrument will fail to discharge an obligation or commitment that it has entered into, causing the other party to incur a financial loss. The Company limits its credit risk by placing its cash with high credit quality financial institutions and with cryptocurrency exchanges on which the Company has performed internal due diligence procedures. The Company deems these procedures necessary as some exchanges are unregulated and not subject to regulatory oversight. Furthermore, cryptocurrency exchanges engage in the practice of commingling their clients’ assets in exchange wallets. When cryptoassets are commingled, transactions are not recorded on the applicable blockchain ledger but are only recorded by the exchange. Therefore, there is risk around the occurrence of transactions, or the existence of period end balances represented by exchanges.

As at December 31, 2025, the Company holds $222,466 in cash and cash equivalents with majority with high credit quality financial institutions (September 30, 2025 - $1.8 million). The Company's due diligence procedures around exchanges and custodians utilized throughout the period include, but are not limited to, internal control procedures around on-boarding new exchanges or custodians which includes review of the exchanges or custodians anti-money laundering (“AML”) and know-your-client (“KYC”) policies by the Company’s chief investment officer, constant review of market information specifically regarding the exchanges or custodians security and solvency risk, setting balance limits for each exchange account based on risk exposure thresholds and preparing weekly asset management reports to ensure limits are being followed and having a fail-over plan to move cash and cryptocurrencies held on an exchange or with a custodian in instances where risk exposure significantly changes.

There is no significant credit risk with respect of receivables.

Interest Rate Risk

The Company is exposed to interest rate risk on its Kamino Facility, which bears a variable interest rate based on pool utilization (approximately 1.7% at December 31, 2025). The Company's convertible debentures bear fixed interest rates. At December 31, 2025, variable rate debt of $5,766,098 represented approximately 10% of total debt obligations.

Cryptocurrencies Risk

Cryptocurrencies are measured at fair value less cost to sell. Cryptocurrency prices are affected by various forces including global supply and demand, interest rates, exchanges rates, inflation or deflation and political and economic conditions. Further, cryptocurrencies have no underlying backing or contracts to enforce recovery of invested amounts. The profitability of the Company is related to the current and future market price of cryptocurrencies, mainly SOL; in addition, the Company may not be able to liquidate its cryptocurrencies at its desired price if necessary. Investing in cryptocurrencies is speculative, prices are volatile, and market movements are difficult to predict. Supply and demand for such currencies change rapidly and are affected by a variety of factors, including regulation and general economic trends.

Cryptocurrencies have a limited history; their fair values have historically been volatile, and the value of cryptocurrencies held by the Company could decline rapidly. A decline in the market prices of cryptocurrencies could negatively impact the Company's future operations. Historical performance of cryptocurrencies is not indicative of their future performance.

Many cryptocurrency networks are online end-user-to-end-user networks that host a public transaction ledger (blockchain) and the source code that comprises the basis for the cryptographic and algorithmic protocols governing such networks. In many cryptocurrency transactions, the recipient or the buyer must provide its public key, which serves as an address for a digital wallet, to the seller. In the data packets distributed from cryptocurrency software programs to confirm transaction activity, each party to the transaction user must sign transactions with a data code derived from entering the private key into a hashing algorithm, which signature serves as validation that the transaction has been authorized by the owner of the cryptocurrency. This process is vulnerable to hacking and malware and could lead to theft of the Company’s digital wallets and the loss of the Company’s cryptocurrency.

Cryptocurrencies are loosely regulated and there is no central marketplace for exchange. Supply is determined by a computer code, not a central bank. Additionally, exchanges may suffer from operational issues, such as delayed execution, which could have an adverse effect on the Company.

The cryptocurrency exchanges on which the Company may trade on are relatively new and, in many cases, largely unregulated, and therefore may be more exposed to fraud and failure than regulated exchanges for other assets. Any financial, security, or operational difficulties experienced by such exchanges may result in an inability of the Company to recover money or cryptocurrencies being held on the exchange. Further, the Company may be unable to recover cryptocurrencies awaiting transmission into or out of the exchange, all of which could adversely affect an investment of the Company. Additionally, to the extent that the digital asset exchanges representing a substantial portion of the volume in digital asset trading are involved in fraud or experience security failures or other operational issues, such digital asset exchanges' failures may result in loss or less favorable prices of cryptocurrencies, or may adversely affect the Company, its operations, and its investments.

Furthermore, crypto-exchanges engage in commingling their client's assets in exchange wallets. When crypto-assets are commingled transactions are not recorded on the applicable blockchain ledger but are only recorded by the exchange. Therefore, there is a risk around the occurrence of transactions or existence of period end balances represented by exchanges.

Loss of access risk

The loss of access to the private keys associated with the Company's cryptocurrency holdings may be irreversible and could adversely affect an investment. Cryptocurrencies are controllable only by an individual that posses both the unique public key and private key or keys relating to the "digital wallet" in which the cryptocurrency is held. To the extent a private key is lost, destroyed, or otherwise compromised and no backup is accessible the Company may be unable to access the cryptocurrency.

Irrevocability of transactions

Cryptocurrency transactions are irrevocable and stolen or incorrectly transferred cryptocurrencies may be irretrievable. Once a transaction has been verified and recorded in a block that is added to the blockchain, an incorrect transfer or theft generally will not be reversible, and the Company may not be capable of seeking compensation.

Hard fork and air drop risks

Hard forks may occur for a variety of reasons including, but not limited to, disputes over proposed changes to the protocol, significant security breach, or an unanticipated software flaw in the multiple versions of otherwise compatible software. In the event of a hard fork in a cryptocurrency held by the Company, it is expected that the Company would hold an equivalent amount of the old and new cryptocurrency following the hard fork.

Air drops occur when the promoters of a new cryptocurrency send amounts of the new cryptocurrency to holders of another cryptocurrency that they will be able to claim a certain amount of the new cryptocurrency for free.

The Company may not be able to realize the economic benefit of a hard fork or air drop, either immediately or ever, for various reasons. For instance, the Company may not have any systems in place to monitor or participate in hard forks or airdrops.

Market Risk

Market risk is the risk that the value of financial instruments will fluctuate as a result of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether caused by factors specific to an individual investment, its issuer, or all factors affecting all instruments traded in a market or market segment. All investments present a risk of loss of capital. The maximum risk resulting from financial instruments is equivalent to their fair value. The Company’s investments are susceptible to other market risk arising from uncertainties about future prices of the instruments. The Company moderates this risk through the various investment strategies within the parameters of the Company’s investment guidelines.

As at December 31, 2025, management’s estimate of the effect on equity to a +/- 10% change in the market prices of the Company’s investments, with all other variables held constant, is $48,878 (September 30, 2025 - $68,566), and the effect of a +/- 10% change in the market price of the SOL token, with all other variables held constant, is $8,019,567 (September 30, 2024 – $12,652,934).

Foreign Currency Risk

The Company is exposed to foreign currency risk on financial assets and liabilities that are denominated in a currency other than the Canadian dollar. The currencies giving rise to this risk are primarily the U.S. dollar, Australian dollar, and the Euro, the balance of net monetary assets and liabilities in such currencies as of December 31, 2025, is $22,215 (September 30, 2025 - $1.2 million). Sensitivity to a plus or minus 10% change in the foreign exchange rates would result in a foreign exchange gain/loss of $2,221 (September 30, 2025 - $0.1 million).

Liquidity Risk

The Company is exposed to liquidity risk primarily as a result of its trade accounts payable as well as the risk of not being able to liquidate assets at reasonable prices. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2025, the Company had cash and cash equivalents balance of $222,466 (September 30, 2025 - $1.8 million) to settle accounts payable and accrued liabilities of $1.9 million (September 30, 2025 - $2.3 million). All of the Company's trade accounts payable have contractual maturities of less than 30 days and are subject to normal trade terms.

While the Company's cash position at December 31, 2025 was insufficient to settle all current liabilities, management maintains access to substantial liquidity sources to meet obligations as they come due. The Company held digital assets with a fair value of approximately $92 million at December 31, 2025, which can be converted to fiat currency as needed. Additionally, the Company has access to capital markets through its USD$150 million base shelf prospectus dated November 14, 2025, and up to USD$480 million under its ATW convertible note facility, subject to market conditions and applicable terms.

Management's near-term plan to meet operating expenses and debt obligations includes  eliminating unnecessary operating expenses, utilizing revenue from its staking and validating operations (although primarily in SOL), selective monetization of SOL holdings, opportunistic use of the shelf prospectus based on market conditions, and potential drawdowns under the ATW facility for strategic purposes. Management continuously monitors liquidity needs and may adjust its funding strategy as circumstances evolve.

Active Market Risk

The Company’s application of the revaluation model assumes the continued existence of an active market for SOL and other crypto assets (see Note 19 – Fair Value). A loss of such active markets could materially affect the Company’s ability to reliably measure fair value.

Concentration Risk

The Company is exposed to concentration risk as the majority of its assets are held in SOL and related validator operations. The value of these assets is highly dependent on the performance, stability, and adoption of the SOL network, as well as broader cryptocurrency market and economic conditions. Any adverse developments, including regulatory changes, security incidents, or network disruptions, could materially impact the Company’s financial position. The Company continuously evaluates its exposure and risk management strategies to mitigate potential adverse effects.

Regulatory Risk

The regulatory environment for digital assets, including SOL, remains uncertain and continues to evolve. Changes in laws, regulations, or enforcement actions in key jurisdictions could impact the Company’s ability to operate validator nodes, stake assets, or transact in SOL. Regulatory developments may also affect the liquidity, valuation, or classification of SOL under applicable financial reporting standards. The Company actively monitors regulatory changes and assesses potential impacts on its operations and financial position.

SOL Governance Risk

SOL’s development and governance are significantly influenced by the SOL Foundation, which plays a key role in protocol upgrades, ecosystem growth, and validator coordination. While SOL operates as a decentralized blockchain, the SOL Foundation’s decision-making authority could impact network stability, economic incentives, or technical direction in ways that may not align with the interests of all stakeholders. Any material changes initiated by the Solana Foundation, including governance proposals, tokenomics adjustments, or network upgrades, could affect the Company’s validator operations and the value of its SOL and SOL-related assets. The Company continues to monitor governance developments and assess potential risks to its operations.

On March 6, 2025, SOL validators and stakeholders commenced voting on governance proposals SIMD-0228 and SIMD-0123. SIMD-0228 proposed introducing a dynamic token emission model that would have adjusted SOL’s inflation rate based on staking participation, potentially reducing annual inflation from 4.5% to as low as 0.87%. However, the proposal did not reach the required supermajority and was rejected. SIMD-0123, which proposed a mechanism allowing validator operators to share priority fees with their stakers, was approved. The Company is evaluating the implications of these outcomes and will adjust its validator operations as necessary to maintain efficiency and competitiveness.

Other Risk Factors

Risks which the Company is not aware of or which the Company currently deems to be immaterial may surface and have a material adverse impact on the Company’s business income and financial condition. Exposure to credit, interest rate, cryptocurrency, and currency risks arises in the normal course of the Company’s business.

CONSOLIDATION

On August 5, 2025, the Company consolidated its issued and outstanding common shares on the basis of one (1) new Common Share for every eight (8) existing Common Shares, subject to rounding adjustments. Following the consolidation, the number of issued and outstanding Common Shares was reduced from 176,696,312 to 22,087,035. The consolidation also resulted in proportional adjustments to outstanding stock options, warrants, and convertible securities. There was no change to the Company’s name or trading symbols.

SUBSEQUENT EVENTS

Subsequent to year-end, the Company announced an at-the-market equity offering program, to offer and sell from time to time up to US$50 million of common shares of the Company in the United States and Canada under the terms of a prospectus supplement, dated January 2, 2026, to the Company’s base shelf prospectus dated November 14, 2025.

Subsequent to year-end, the Company completed the repayment of the Unsecured Credit Facility with Antanas Guoga as described in Note 10. On January 7, 2026, the Company issued 2,300,726 common shares and paid $2,461,777 in cash, funded through the Kamino Facility.  On February 14, 2026, the Company paid the final $2,461,777 in USDC from its digital asset treasury, fully discharging the obligation.

OTHER INFORMATION

This management’s discussion and analysis of the financial position and results of operations as at December 31, 2025, should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2025 and 2024. Additional information can be accessed through the Company’s public filings under the Company’s SEDAR+ profile at www.sedarplus.ca.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

The Company’s financial statements are the responsibility of the Company’s management and have been approved by the Board of Directors. The financial statements were prepared by the Company’s management in accordance with IFRS. The financial statements include certain amounts based on the use of estimates and assumptions. Management has established these amounts in a reasonable manner, in order to ensure that the financial statements are presented fairly in all material respects.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company, under the supervision of the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information relating to the Company is made known to the Company’s certifying officers.

The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the period end date and, based on that evaluation, have concluded that the disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed under applicable securities legislation is recorded, processed, summarized and reported within the time periods specified. Management regularly reviews the Company’s disclosure controls and procedures; however, they cannot provide absolute assurance due to the inherent limitations of any cost-effective system of controls to prevent or detect all misstatements due to error or fraud.

Management is also responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Notwithstanding the foregoing, management has identified material weaknesses in the Company’s ICFR relating to:

(a) the absence of a formally designed and implemented process to account for significant, complex, non-recurring transactions; and

(b) the Company’s ability to obtain timely access to service organization control reports from a custodian that holds certain digital assets off-chain.

A material weakness is a deficiency, or a combination of deficiencies, in ICFR such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements may not be prevented or detected and corrected on a timely basis. As a result of these material weaknesses, management has concluded that the Company’s ICFR was not effective as of the period end date.

Remediation Plan

The Company has initiated remediation of these material weaknesses and is currently in the design phase of a comprehensive remediation plan subject to Audit Committee approval:

Material Weakness (a) – Complex Transaction Accounting Process:

Management is designing formal policies and procedures for identifying, analyzing, and documenting complex transactions, with particular focus on unique financing structures, material transactions, and cryptocurrency-specific matters such as staking arrangements, token conversions, and governance participation. The proposed framework includes transaction review protocols, escalation procedures, and requirements for independent technical accounting position papers on significant non-routine matters. External accounting advisors will be engaged to support the execution of these enhanced processes.

Material Weakness (b) – Service Organization Control Reports:

Management is developing a remediation approach that includes, negotiating enhanced service level agreements with custodians to establish contractual timelines for SOC report delivery, reducing custodial concentration risk, and evaluating custodial arrangements that provide more responsive reporting. The proposed plan may also include supplementary monitoring procedures such as enhanced reconciliation processes, direct confirmation protocols, and expanded analytical review of custodial activity to reduce reliance on delayed SOC reports.

Upon Audit Committee approval of the remediation plan, management will proceed with implementation and testing. Management expects these remediation efforts to be substantially completed and operating by the end of the second quarter of fiscal 2026.

Material weaknesses in the Company's ICFR will not be considered remediated until the relevant controls have operated for a sufficient period of time and management has concluded, through testing, that such controls are operating effectively.

“Michael Hubbard”

Interim Chief Executive Officer

February 17, 2026